
13000156

NO ACT

PE
12-21-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-05-2013

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

Dear Ms. Thrower:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Dominion by Robert A. Vanderhye. We also have received a letter from the proponent dated January 3, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert A. Vanderhye
*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

The proposal requests that the board prepare and make available to shareholders a report on the company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Dominion's public disclosures compare favorably with the guidelines of the proposal and that Dominion has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Robert Vanderhye*** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 03, 2013 8:41 AM
To: shareholderproposals; meredith.s.thrower@dom.com
Subject: Response to Dominion Objections to Vanderhye Shareholder Proposal
Attachments: Response to Dominion Objection to Vanderhye Shareholder Proposal.docx

Please consider the attached response to Dominion's objections to my shareholder proposal.

Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2013

By email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Ladies and Gentlemen:

This is my response to Dominion Resources Inc.'s request to the SEC, dated December 21, 2012, to omit my shareholder proposal (dated November 19, 2012) from its proxy materials for Dominion's 2013 annual meeting. I am sending a copy of this response by email to Dominion's lawyer, Meredith Sanderlin Thrower.

My shareholder proposal, a copy of which was submitted to you with Dominion's December 21 request, calls for shareholders to vote on requiring Dominion's board to prepare a report to shareholders addressing Dominion's plans (if any) to deploy offshore wind turbines during the years 2014 through 2029. As the prefatory language in my proposed resolution notes, in 2012 a Dominion subsidiary, Virginia Power,

> advised the Bureau of Ocean Energy Management (BOEM) that Virginia Power will bid on leases for wind development off the Virginia coast.[1] A Dominion executive stated in 2012 that a successful Virginia Power bid will require spending tens of millions of dollars to conduct site surveys,

---

1 http://www.boem.gov/uploadedFiles/BOEM/Renewable_Energy_Program/State_Activities/Nominations%20of%20Interest%20Summary.pdf (page 6)

> environmental analyses, and other work that a BOEM lease would entail, all within the five-year time frame required under the lease terms.[2]

Dominion raises two objections to my resolution. First, it contends that Dominion has already substantially implemented my proposal through various reports it has made to state regulatory agencies. Second, Dominion contends that my proposal may be excluded because it deals with matters related to Dominion's ordinary business operations. In this regard, Dominion claims that my proposed resolution is an attempt to have shareholders "micro-manage" the company's "day-to-day" affairs, and to "involve shareholders in decisions regarding the generation resources and technologies the Company should utilize to produce electricity."

In responding, I will begin with Dominion's second objection. It is premised on a fundamental misreading of my proposal. My proposal has nothing to do with shareholders telling (or even advising) the board or company management what to do about anything, and certainly not about day-to-day affairs. On the contrary, all my proposal seeks is to ensure that Dominion properly *informs* its shareholders of the Company's intentions concerning a key matter of public policy that has a direct impact on shareholders' investment decisions. That matter of public policy, which Goldman Sachs has called "a defining issue of the 21st century," is climate change caused in large part by carbon emissions, and the related issue of public companies' plans to adapt to it.

A 2009 Goldman Sachs report stated,

> while many companies acknowledge the challenges climate change presents... there are significant differences in the extent to which companies are taking action. Differences in the effectiveness of response across industries create opportunities to lose or establish competitive advantage,

---

[2] Statement of Dominion Executive Guy Chapman at June 2012 Statewide Wind Energy Symposium, James Madison Univ.

which we believe will prove increasingly important to investment performance. [3]

Dominion is the largest industrial emitter of carbon pollution in Virginia, and has substantial carbon emissions elsewhere as well. It is increasingly clear that this creates enormous risk for Dominion shareholders. Shareholders thus have a right to hear from Dominion whether, when, and how it plans to deploy wind turbines to take advantage of Virginia's extraordinary offshore-wind resources. As I explain below, Dominion has to date not offered a full explanation of its intentions.

Dominion's first objection to my shareholder proposal is that Dominion claims it has already substantially implemented the proposal, through various reports submitted to state regulatory agencies. But those reports fail to describe in any meaningful detail Dominion's intentions as to actually *deploying* offshore wind. As the prefatory language to my resolution notes, Dominion plans to bid on offshore wind leases. And a Dominion executive publicly stated in 2012 that a successful Dominion bid will require spending tens of millions of dollars to conduct site surveys, environmental analyses, and other work that a Bureau of Ocean Energy Management lease would entail, *all within the five-year time frame required under BOEM lease terms.* If Dominion plans to spend tens of millions of dollars on this in the next five years, shareholders are entitled to know what Dominion expects to get from its investment, and when.

Moreover, in evaluating Dominion's response or lack of response to the climate crisis, its shareholders need to know in some detail how (or for that matter whether) Dominion plans to address that crisis. While it is true that some limited information about offshore wind power can be gleaned from Dominion's reports to state regulatory agencies, those reports by design are focused on such matters as utility rates and costs, rather than on Dominion's plans to limit shareholder risk (or enhance shareholder value) from action or inaction concerning

[3] Goldman Sachs, *Change is coming: A framework for climate change – a defining issue of the 21st century*, May 21, 2009. http://www.goldmansachs.com/our-thinking/topics/gs-sustain/gs-sustain/climate-change-research-pdf.pdf

climate change. And those state-agency reports do not explain how and when Dominion expects to get a return on its planned investment of tens of millions of dollars in connection with BOEM leases of offshore wind sites.

For these reasons I urge the SEC staff to advise Dominion that the staff will recommend enforcement action against Dominion should Dominion exclude from its proxy materials my shareholder proposal.

Please feel free to contact me at the email address below if you have any questions.

Sincerely,

Robert A. Vanderhye
*** FISMA & OMB Memorandum M-07-16 ***

Cc: (by email only, meredith.s.thrower@dom.com)
Meredith Sanderlin Thrower, Esquire
Senior Counsel- Corporate Finance, Securities and M&A
Dominion Resources Services, Inc.

From:	Meredith S Thrower <Meredith.S.Thrower@dom.com>
Sent:	Friday, December 21, 2012 11:39 AM
To:	shareholderproposals
Subject:	Request for No-Action Relief from Dominion Resources, Inc. re: Mr. Vanderhye
Attachments:	Active_44560023_1_Robert Vanderhye.PDF.PDF

Attached please find a letter request for no-action relief, with exhibits, relating to a shareholder proposal submitted to Dominion Resources, Inc. by Robert A. Vanderhye.

These materials are being submitted by the undersigned on behalf of Dominion Resources, Inc. Please contact me at meredith.s.thrower@dom.com or 804.819.2139 if you have any questions.

Thank you.

Meredith Sanderlin Thrower

Meredith Sanderlin Thrower
Senior Counsel - Corporate Finance, Securities and M&A
Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
804.819.2139
meredith.s.thrower@dom.com

Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261


Dominion

December 21, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Mr. Robert A. Vanderhye Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Dominion Resources, Inc., a Virginia corporation (the "Company"), that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2013 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 19, 2012 by Mr. Robert A. Vanderhye ("Mr. Vanderhye" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 19, 2013. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. Vanderhye any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:** Shareholders request that Dominion's board of directors prepare and make available to shareholders by December 31, 2013 a report, prepared at reasonable cost and omitting proprietary information, addressing Dominion's and Virginia Power's plans for deploying wind turbines for utility-scale power generation off the Virginia and North Carolina coasts during the years 2014 through 2029. The report should also address Dominion's and Virginia Power's plans to buy power from other successful bidders for Virginia and North Carolina offshore-wind development leases.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company; and
- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

DISCUSSION

I. GROUNDS FOR SUBSTANTIALLY IMPLEMENTED EXCLUSION

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. SEC Release No. 34-40018 at n. 30 (May 21, 1998).

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991); *see also Starbucks Corp.* (November 27, 2012); *Whole Food Markets, Inc.* (November 14, 2012). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. *See, e.g.*, *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, *Hewlett-Packard Company* (December 11, 2007); *Anheuser-Busch Cos., Inc.* (January 17, 2007); *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g.*, *Deere & Company* (November 13, 2012); *Exxon Mobil Corp. (Burt)* (March 23, 2009); *Exxon Mobil Corp.* (January 24, 2001); *The Gap. Inc.* (March 8, 1996).

The Company believes that it may exclude the Proposal because Virginia Electric and Power Company ("DVP"), the wholly-owned electric utility subsidiary of the Company, has already substantially implemented the essential objective of the Proposal and the Proposal is duplicative of regulatory reporting requirements already applicable to DVP in Virginia and North Carolina. By way of background, DVP is an incumbent electric utility providing service to more than two million customers in Virginia and North Carolina and is regulated at the state level by the Virginia State Corporation Commission ("VSCC") and the North Carolina Utilities Commission ("NCUC"). DVP is required to file in Virginia in odd-numbered years (with an update in even-numbered years), and in North Carolina in even-numbered years, a comprehensive Integrated Resource Plan ("Plan") pursuant to § 56-599 of the Code of Virginia ("Va. Code") and R8-60 of the NCUC Rules and Regulations ("Rules"), respectively. The 2012 Integrated Resource Plan ("2012 Plan") is publicly available through the VSCC website at http://www.scc.virginia.gov. The relevant case number for the VSCC is Case No. PUE-2012-00099, which can be accessed under the "Obtain Case Information" and "Docket Search" tabs. The 2012 Plan is also available on the Company's website at https://www.dom.com/about/pdf/irp/irp-083112.pdf. An evaluation will also be included in the 2013 Plan to be filed by September 1, 2013, and will continue annually as described above.

Under Virginia law, an integrated resource plan is defined as "a document developed by an electric utility that provides a forecast of its load obligations and a plan to meet those obligations by supply side and demand-side resources over the ensuing 15 years to promote reasonable prices, reliable services, energy independence, and environmental responsibility." Va. Code § 56-597. Thus, each year DVP studies and produces its updated resource plan for the following 15 years. DVP is required in the Plan to, among other things, "systematically evaluate . . . building new generation facilities . . . [and] actions . . . to diversify its generation supply portfolio" which would include an evaluation of offshore wind that is the subject of the Proposal. R8-60 of the NCUC Rules also requires DVP "[a]s part of its integrated resource planning process, [to] assess on an on-going basis the potential benefits of reasonably available alternative supply-side energy resource options . . . includ[ing] . . . wind . . ." R8-60(e). The 2012 Plan is a long-term planning document and should be viewed in that context.

Consistent with the foregoing statutory requirements, although DVP has not committed to construct any offshore wind at this time, DVP's 2012 Plan, as well as the 2011 Integrated Resource Plan, contained an evaluation of offshore wind, stating in part that "[DVP] is actively evaluating offshore wind technology and engaging in policy development at the state level in Virginia as well as at the federal level."[1] 2012 Plan, at 77. The evaluation in the 2012 Plan describes DVP's response to the federal government's Call for Information and Nomination indicating DVP's interest in potentially leasing areas off of Virginia's coast for commercial wind development. *Id.* at 78. DVP also provided detail concerning its analysis of the proposed lease blocks and described DVP's transmission interconnection study required by legislation passed by the 2010 Virginia General Assembly concerning possible offshore wind interconnection points to the onshore transmission grid. *Id.* at 78. The 2012 Plan further outlines DVP's efforts to reduce the cost of offshore wind energy to DVP's customers. *Id.* at 78-79. An evaluation will also be included in the 2013 Integrated Resource Plan to be filed by September 1, 2013, and will continually be updated annually as described above.

In addition to the annual Integrated Resource Plan filing, DVP is required to file an annual report pursuant to Va. Code § 56-585.2 H concerning DVP's efforts to meet Virginia Renewable Portfolio Standard goals, including information related to "[a]dvances in renewable generation technology that affect activities described [above]." DVP's November 1, 2012 Report ("2012 RPS Report") in compliance with this statute provides DVP's evaluation of the status of offshore wind as a renewable resource, stating that while "offshore wind is a more costly renewable generation resource[,] . . . Dominion will consider constructing an offshore wind facility when costs are reasonable compared to other options." (2012 RPS Report, p. 18). The 2012 RPS Report is publicly available at https://www.dom.com/about/stations/renewable/wind-generation.jsp. In the 2012 RPS Report, DVP also provided detail concerning political momentum, studies on the

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[1] In fact, DVP recently announced that it was awarded a $4 million grant by the U.S. Department of Energy for an offshore wind energy test project. The Company's press release announcing the grant is available at http://dom.mediaroom.com/2012-12-12-Dominion-Virginia-Power-Welcomes-First-Round-Selection-For-Offshore-Wind-Turbine-Demonstration-Facility.

evaluation of build options for transmission interconnection to support offshore wind projects, and leasing efforts by the federal government. *Id.* at 18-19. This evaluation will be updated for the November 1, 2013 Report, and will continue annually.

The Staff has allowed other similar proposals calling for reports to be excluded where companies could show that they were already issuing reports similar to those the proponents were requesting. In *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed the proposal to be excluded in reliance of Rule 14a-8(i)(10). *See also ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corp.* (March 18, 2004) (requesting report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (February 17, 2004) (requesting report on how company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

The Proposal has already been substantially implemented by the Company and the information sought is duplicative of existing reporting requirements, taken together, that are publicly available. Accordingly, because the Company has substantially implemented the Proposal, the Company believes that it may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

II. GROUNDS FOR ORDINARY BUSINESS OPERATIONS EXCLUSION

A. Background

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999) (Nov. 22, 1976).

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (October 26, 1999).

B. The Proposal may be Excluded Because it Relates to Decisions Regarding the Generation Resources and Technologies the Company Chooses to Use to Produce Electricity

The decision to construct offshore wind is undertaken by the Company as part of its ordinary course integrated resource planning process, as well as in response to existing and anticipated future environmental regulations and external developments with respect to the deployment of offshore wind. As noted above, DVP is required to file in Virginia, in odd-numbered years (with an update in even-numbered years), and in North Carolina, in even-numbered years, a comprehensive Plan pursuant to R8-60 of the NCUC Rules and Va. Code § 56-599, respectively. A new Plan will be submitted in Virginia by September 1, 2013 and this reporting cycle continues annually.

DVP's objective in developing its integrated resource planning process is to identify the mix of generation resources necessary to meet future energy and capacity needs in an efficient and reliable manner at the lowest reasonable cost while considering uncertainties related to current and future regulations and other matters. The decision whether to proceed with offshore wind will be considered through this process, and could be ratified by management as a prudent course to take as future circumstances dictate. Company management's robust and careful evaluation process for determining the appropriate fuel-types and mix of generation resources and technologies used to supply the electric needs of the customers in its service territory is at the heart of its business and is the product of a robust methodological approach, aimed at securing the appropriate level of generation, demand-side resources and market purchases to serve customers in a safe and reliable manner at a reasonable cost. With respect to offshore wind, this analysis will include a wide-range of factors such as anticipated fuel prices and power costs associated with both traditional and non-traditional forms of generation, costs of construction, effective and anticipated environmental regulations, demand-side management costs, operating costs, and recent technological developments, among others.

Management's decisions to pursue the approvals and potential subsequent construction of offshore wind will be driven by the decision to provide economical generation that provides environmental and energy benefits. The decisions behind supplying power in a safe, reliable and cost-effective manner are a core area of Company expertise. Its process to make decisions for safe, reliable and efficient management of existing and future generation resources and determining the proper and cost-effective course of future planning to meet electric power needs is at the core of matters involving the Company's business and operations.

The Proposal seeks to involve shareholders in decisions regarding the generation resources and technologies the Company should utilize to produce electricity. For the reasons discussed above, decisions as to which generation resources and technologies are appropriate for the Company to pursue properly rest with the Company's management and should not be the subject of a shareholder proposal. These decisions involve operational and business matters that require the judgment of experienced management. Such matters are properly within the purview of management, which has the necessary skills, knowledge and resources to make informed decisions, and are not the type of matters that shareholders are in a position to appropriately evaluate.

On numerous occasions the Staff has allowed exclusion of a proposal under Rule 14a-8(i)(7) because the proposal relates to the company's choice of technologies. For example, in *WPS Resources Corp.* (February 16, 2001), the Staff permitted the exclusion of a shareholder proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency. The Staff concurred that the proposal could be excluded on the grounds that the proposal dealt with "ordinary business operations (*i.e.*, the choice of technologies)." Similarly, the Staff concluded in *Union Pacific Corp.* (December 16, 1996) that a shareholder proposal requesting a report on the status of research and development of a new safety system for railroads was excludable because it concerned the development and adaption of new technology for Union Pacific's operations. *See Burlington Northern Santa Fe Corp.* (January 22, 1997) (similar proposal excluded because it concerned the development and adaption of new technology); *see also Applied Digital Solutions* (April 25, 2006) (proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety and financial security was excludable as relating to ordinary business operations (*i.e.* product development)); *International Business Machines Corp.* (January 6, 2005) (permitting exclusion of a proposal requesting that the company employ specific technological requirements in its software as it related to IBM's ordinary business operations (*i.e.*, the design and development of IBM's software products)).

Because the Proposal deals with the day-to-day operations of the Company and seeks to micro-manage activities that are in the province of management, not shareholders, the Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(7).

C. Touching on a Significant Policy Issue is Insufficient to Alter the Conclusion that the Proposal is Excludable under Rule 14a-8(i)(7) as Relating to Ordinary Business Matters

Staff Legal Bulletin No. 14E (CF) (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe the Proposal deals with a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7).

The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor because the proposal also requested that the report address ordinary business matters. In *General Electric Co.* (February 10, 2000), the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (*i.e.*, the choice of accounting methods). The Staff has also concurred that proposals touching upon nuclear energy are excludable where the focus of the proposal is on ordinary business decisions. *See, e.g.*, *Carolina Power & Light* (March 8, 1990) (proposal requesting a report regarding specific aspects of the Company's nuclear operations relating to, *inter alia*, safety, regulatory compliance, emissions problems, hazardous waste disposal and related cost information was excludable as implicating the company's ordinary business operations); *General Electric Co.* (February 2, 1987) (proposal on preparing a cost-benefit analysis of the company's nuclear promotion from 1971 to present, including costs related to lobbying activity and the promotion of nuclear power to the public was excludable as implicating ordinary business matters).

Lowe's Companies, Inc. (February 1, 2008) provides further support for the exclusion of matters which touch on significant policy issues but relate to a company's ordinary business operations. The proposal at issue in *Lowe's* asked the company to end its sale of a particular product (glue traps) that the proponent believed raised issues of social and public policy. The Staff concurred that there was a basis for exclusion under Rule 14a-8(i)(7), "as relating to Lowe's ordinary business operations (*i.e.*, the sale of a particular product)." The Staff has also concurred in the exclusion under Rule 14a-8(i)(7) of proposals requesting the adoption of policies barring the financing of companies engaged in mountaintop removal coal mining. *See JPMorgan Chase & Co.* (March 12, 2010); *Bank of America Corp.* (February 24, 2010). In doing so, the Staff indicated that proposals concerning customer relations or the sale of particular services are generally excludable under Rule 14a-8(i)(7).

The Proposal focuses on decision-making of the Company in connection with the Company's ordinary business operations. As noted above, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal mentions offshore wind development does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses issues the Company faces as a result of its ordinary business operations. Accordingly, based on the precedents described above, the Company believes that it may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(7) and requests that the Staff concur in its conclusion.

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (804) 819-2139, or at meredith.s.thrower@dom.com.

Sincerely,



Meredith Sanderlin Thrower
Senior Counsel - Corporate Finance, Securities and M&A

Enclosures
cc: Mr. Robert A. Vanderhye

Exhibit A

Correspondence

November 19, 2012

Ms. Carter M. Reid
Vice President of Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

RE: Dominion Shareholder Resolution

Dear Ms. Reid,

Please find enclosed a resolution for inclusion in the proxy statement for the 2013 shareholders' meeting. I believe Dominion shareholders deserve to hear from the company's board and senior executives how and when Virginia Power plans to deploy offshore wind power, and why Virginia Power has not included offshore wind in its IRPs as a planned generation source in the next 15 years. Please find my resolution for a report addressing Dominion's and Virginia Power's plans for deploying wind turbines for utility-scale power generation off the Virginia and North Carolina coasts during the years 2014 through 2029.

I am the beneficial owner of 742 shares of Dominion Resources stock. I have owned the shares for more than a year as of today's date, and I intend to continue to own the shares through the date of the annual meeting.

Thank you for your attention to this matter. Please let me know if you have any questions or require further information.

Sincerely,



Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
NOV 21 2012
By

Dominion Offshore Wind Resolution 2013

WHEREAS:

Virginia Electric and Power Company (Virginia Power), the regulated electric utility wholly owned by Dominion Resources, Inc. (Dominion), has no plan to deploy wind turbines off the coasts of Virginia or North Carolina in the next 15 years (as is evidenced by Virginia Power's integrated resource plans (IRPs) in those two states)[1]; and

The U.S. National Renewable Energy Laboratory (NREL) has identified approximately 94 gigawatts (GW) of offshore-wind electricity-generation potential within 50 nautical miles of Virginia's Atlantic coast[2] and 297.5 GW within 50 nautical miles of North Carolina's coast;[3] and

Virginia Power (using the business name Dominion Virginia Power) in 2012 advised the federal Bureau of Ocean Energy Management (BOEM) that Virginia Power will bid on leases for wind development off the Virginia coast.[4] A Dominion executive stated in June 2012 that a successful Virginia Power bid will require spending tens of millions of dollars to conduct site surveys, environmental analyses, and other work that a BOEM lease would entail, all within the five-year time frame required under the lease terms.[5]

Virginia Power, in its November 1, 2012 report on renewable energy to the Virginia State Corporation Commission said that "Virginia has a unique offshore wind opportunity" and that "[o]ffshore wind has the potential to provide the largest, scalable renewal resource for Virginia with near-term resource availability of approximately 2000 megawatts." Virginia Power also acknowledged in that November 2012 report that "there is increasing political momentum in Virginia and throughout the Mid-Atlantic" region for offshore wind development, "driven by its potential for significant economic development and job creation and renewable attributes."

The public (including the investing public and Virginia Power ratepayers) is increasingly concerned about the devastation caused by climate change. Investors are aware of the connection between climate change and corporate financial performance. Goldman Sachs reported in May, 2009, that "while many companies

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[1] See https://www.dom.com/about/integrated-resource-planning.jsp

[2] NREL Technical Report TP-500-45889 (2010).

[3] NREL Technical Report TP-500-45889 (2010).

[4] http://www.boem.gov/uploadedFiles/BOEM/Renewable_Energy_Program/State_Activities/Nominations%20of%20Interest%20Summary.pdf (page 6 of 15)

[5] Statement of Dominion executive Guy Chapman at June 2012 Statewide Wind Energy Symposium at James Madison University.


RECEIVED
NOV 21 2012
By

acknowledge the challenges climate change presents... there are significant differences in the extent to which companies are taking action. Differences in the effectiveness of response across industries create opportunities to lose or establish competitive advantage, which we believe will prove increasingly important to investment performance."[6]

A leading cause of climate change is man-made carbon emissions from burning fossil fuels. Virginia Power is the largest industrial source of carbon emissions in Virginia,[7] and Dominion and Virginia Power are also responsible for significant carbon emissions in North Carolina and a number of other states.

RESOLVED:

Shareholders request that Dominion's board of directors prepare and make available to shareholders by December 31, 2013 a report, prepared at reasonable cost and omitting proprietary information, addressing Dominion's and Virginia Power's plans for deploying wind turbines for utility-scale power generation off the Virginia and North Carolina coasts during the years 2014 through 2029. The report should also address Dominion's and Virginia Power's plans to buy power from other successful bidders for Virginia and North Carolina offshore-wind development leases.

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[6] Goldman Sachs, *Change is coming: A framework for climate change – a defining issue of the 21st century*, May 21, 2009. http://www.goldmansachs.com/our-thinking/topics/gs-sustain/gs-sustain/climate-change-research-pdf.pdf

[7] http://ghgdata.epa.gov/ghgp/main.do#/facility/?q=Facility%20or%20Location&st=VA&fc=&fid=&lowE=0&highE=23000000&&g1=1&g2=1&g3=1&g4=1&g5=1&g6=1&g7=1&s1=1&s2=1&s3=1&s4=1&s5=1&s6=1&s7=1&s8=1&s9=1&s301=1&s302=1&s303=1&s304=1&s305=1&s306=1&s401=1&s402=1&s403=1&s404=1&s601=1&s602=1&s701=1&s702=1&s703=1&s704=1&s705=1&s706=1&s707=1&s708=1&s709=1&s710=1&s711=1&s801=1&s802=1&s803=1&s804=1&s805=1&s901=1&s902=1&s903=1&s904=1&s905=1&ss=&so=0&ds=E&yr=2010


RECEIVED
NOV 21 2012
By

Mr. Robert Vanderhve

*** FISMA & OMB Memorandum M-07-16 ***

MO VA 230

19 NOV 2012 PM 5 L


use
efficient
light
bulbs
forever

RECEIVED
NOV 21 2012
By__________

Ms. Carter Reid
V.P. Governance + Corp. Sec.
Dominion Resources
120 Tredegar St.
Richmond, VA 23219

23219430620



Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

November 27, 2012

Sent via Overnight Mail

Mr. Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Vanderhye:

This letter confirms receipt on Wednesday, November 21, 2012 via postal mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2013 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 19, 2012, the date you submitted your proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Karen W. Doggett
Director-Governance and Executive Compensation

beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the

company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

> *Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

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*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along

with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

[The next page is 5733.]

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

***a. Predictions as to specific future market values.

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

***Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to

Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant

to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

ıte: 12/7/2012 Time: 2:50 PM To: 18048192232
Page: 001



December 7, 2012

Robert A Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern:

Thank you for allowing me to assist you today. This letter is to confirm that TD Ameritrade, tax id #47-0533629, DTC #0188, has Robert A. Vanderhye listed as the owner of record of 542 shares of common stock in Dominion Resources (D). This letter shall serve as confirmation that Robert A. Vanderhye is the beneficial owner of the above referenced security. These shares have been held continuously for at least one year prior to November 19, 2012 and through the date of this letter. The shares have maintained a value above $2000 during the entire previously mentioned holding period. Mr. Vanderhye has advised TD Ameritrade that he intends to retain ownership of the shares through the date of the next annual shareholders meeting.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Meggan Pierce

Meggan Pierce
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12


RECEIVED
DEC 7 2012
By

Karen Doggett (Services - 6)

From:	Karen Doggett (Services - 6)
Sent:	Tuesday, December 11, 2012 4:38 PM
To:	Robert Vanderhye
Subject:	RE: Stockholder Resolution

Dear Mr. Vanderhye,

Thank you for clarification.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Robert Vanderhye *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 11, 2012 4:33 PM
To: Karen Doggett (Services - 6)
Subject: Re: Stockholder Resolution

The error was in my cover letter, not the TD Ameritrade letter. I own 542 shares through TD Ameritrade (and many others through other brokers, not relevant here). Sorry for the inconvenience.

From: Karen Doggett <karen.doggett@dom.com>
To: Robert Vanderhye *** FISMA & OMB Memorandum M-07-16 ***
Cc: Sharon L. Burr <sharon.l.burr@dom.com>; Meredith S Thrower <Meredith.S.Thrower@dom.com>
Sent: Tuesday, December 11, 2012 3:59 PM
Subject: RE: Stockholder Resolution

Dear Mr. Vanderhye:

I am writing to confirm the number of shares of Dominion common stock you own. The letter from TD Ameritrade indicates you own 542 shares whereas your cover letter dated November 19, 2012 states that you have 742 shares. If the 542 shares currently being reported by TD Ameritrade is a typographical error, could you please have TD Ameritrade send a corrected ownership letter to me? My contact information for sending a revised letter is below.

With regards,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Robert VanderhFISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 10, 2012 10:57 AM
To: Karen Doggett (Services - 6)
Subject: Stockholder Resolution

Dear Ms. Doggett:

Responsive to your letter of November 27, 2012, I'm not sure whether TD Ameritrade forwarded directly to you their letter indicating that I am the beneficial owner of Dominion stock, therefore I'm forwarding a copy to you. It is attached. I assume that this takes care of the points raised in your letter of November 27, but if not please let me know.

Sincerely,
Robert A. Vanderhye